                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               PICK-UPS PLUS INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                  Mark Angelo
                          Cornell Capital Partners, LP
                         101 Hudson Street, Suite 3700
                         Jersey City, New Jersey 07302
                                 (201) 985-8300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy To:

                              David Gonzalez, Esq.
                              Butler Gonzalez LLP
                         1416 Morris Avenue - Suite 207
                                Union, NJ 07083
                                 (908) 810-8588

                                 May ___, 2004

            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                  SCHEDULE 13D

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1               NAME OF REPORTING PERSONS
                Cornell Capital Partners LP
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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              7,896,791
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                8         SHARED VOTING POWER


                ----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          7,896,791
                ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,896,791
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES             (  )

--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                Yorkville Advisors, LLC

--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              7,896,791 (as General Partner of Cornell Capital
OWNED BY EACH             Partners, LP)
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-
                ----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          7,896,791 (as General Partner of Cornell Capital
                          Partners, LP)
                ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,896,791  (as General Partner of Cornell Capital Partners, LP)
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES             (  )

--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                Mark Angelo

--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

--------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              7,896,791 (as Portfolio Manager of Cornell Capital
OWNED BY EACH             Partners, LP and President of Yorkville Advisors, LLC)
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-
                ----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          7,896,791 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)

                ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,896,791 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES             (  )

--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

      This statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of Pick-Ups Plus Inc., a Delaware corporation (the
"Issuer"). The principal executive office of the Issuer is located at 4360 Ferguson Drive - Suite 120 Cincinnati, Ohio 45245.

Item 2.  Identity and Background.

      (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo") (Cornell, Yorkville and Angelo collectively, the "Reporting Persons").

Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      The Shares were acquired pursuant to Cornell's exercise of its conversion rights under that certain convertible debenture purchased by Cornell from Issuer on June 26, 2003 for $100,000.

Item 4.  Purpose of Transaction.

      Cornell acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a)-(b) As of March 26, 2004, Cornell was the record and beneficial owner 7,896,791 Shares representing 9% of the issued and outstanding Shares. Yorkville, as the General Partner of Cornell, may be deemed to have a beneficial ownership in the aforementioned Shares. Angelo as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville may be deemed to have a beneficial ownership in the aforementioned Shares.

      Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

      (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. Within the last 60 days, Cornell has effected the following transactions involving the Shares:

      On March 17, 2004, acquired 1,388,888 Shares at a price per share of $0.0072.

      On March  25,  2004,  acquired  1,639,344  Shares  at a price per share of
      $0.0061

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Cornell and the Issuer are parties to the following agreements, dated June 25, 2003, relating to the Shares: Securities Purchase Agreement, Registration Rights Agreement, Equity Line of Credit Agreement and Placement Agent Agreement.

      Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1   Joint Filing Agreement.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  ____________, 2004                REPORTING PERSONS:

                                          CORNELL CAPITAL PARTNERS, LP

                                          By:   Yorkville Advisors, LLC
                                          Its:  General Partner

                                          By:
                                              ----------------------------------
                                          Name: Mark Angelo
                                          Its:  Portfolio Manager


                                          YORKVILLE ADVISORS, LLC

                                          By:
                                              ----------------------------------
                                          Name: Mark Angelo
                                          Its:  Portfolio Manager


                                              ----------------------------------
                                                MARK ANGELO

                             JOINT FILING AGREEMENT


      In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Pick-Ups Plus Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of April ___, 2004


                                          REPORTING PERSONS:


                                          CORNELL CAPITAL PARTNERS, LP

                                          By:   Yorkville Advisors, LLC
                                          Its:  General Partner

                                          By:
                                              ----------------------------------
                                          Name: Mark Angelo
                                          Its:  Portfolio Manager


                                          YORKVILLE ADVISORS, LLC

                                          By:
                                              ----------------------------------
                                          Name: Mark Angelo
                                          Its:  Portfolio Manager




                                              ----------------------------------
                                                MARK ANGELO